Exhibit (a)(5)(xxvi)

THORNBURG MORTGAGE ANNOUNCES EXPIRATION OF EXCHANGE OFFER AND CONSENT SOLICITATION FOR ALL SERIES OF PREFERRED STOCK AND ACCEPTANCE OF VALIDLY TENDERED SHARES

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The Principal Participation Agreement will terminate and the interest rate on Senior Subordinated Notes will be reduced to 12% from 18% per annum, upon issuance of additional warrants to investors in the March 31, 2008 financing transaction

•	Company to save approximately $75.9 million per annum in interest expense

SANTA FE, N.M. – November 19, 2008 – Thornburg Mortgage, Inc. (NYSE: TMA), announced today that the Exchange Offer and Consent Solicitation for all of the company’s outstanding shares of 8.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”), Series D Adjusting Rate Cumulative Redeemable Preferred Stock (the “Series D Preferred Stock”), 7.50% Series E Cumulative Convertible Redeemable Preferred Stock (the “Series E Preferred Stock”) and 10% Series F Cumulative Convertible Redeemable Preferred Stock (the “Series F Preferred Stock” and, collectively, the “Preferred Stock”) has expired and that the company has accepted valid tenders of at least 66 2/3% of each series of the Preferred Stock.

As of the expiration of the Exchange Offer and Consent Solicitation at 5:00 p.m., New York City time, on November 19, 2008, holders of Preferred Stock had tendered (i) 89.4% (5,834,744 shares) of the Series C Preferred Stock; (ii) 91.2% (3,646,556 shares) of the Series D Preferred Stock; (iii) 92.1% (2,913,110 shares) of the Series E Preferred Stock and (iv) 97.9% (29,692,293 shares) of the Series F Preferred Stock.

Shareholders who participated in the Exchange Offer and Consent Solicitation will receive 3 shares of the company’s common stock for each share of Preferred Stock validly tendered and accepted, and the company will issue a total of 126,260,109 shares of its common stock in exchange for the shares of Preferred Stock accepted in the Exchange Offer and Consent Solicitation. In addition, the company will amend its Charter to modify the terms of each series of Preferred Stock as described in the Offering Circular. Following settlement of the Exchange Offer and Consent Solicitation, approximately 690,256 shares of Series C Preferred Stock will remain outstanding, approximately 353,444 shares of Series D Preferred Stock will remain outstanding, approximately 249,390 shares of Series E Preferred Stock will remain outstanding and approximately 634,422 shares of Series F Preferred Stock will remain outstanding.

Thornburg Mortgage made this Exchange Offer and Consent Solicitation as part of the financing transaction the company entered into with various investors on March 31, 2008. By successfully completing the Exchange Offer and Consent Solicitation and upon issuance of additional warrants to the participants of the Principal Participation Agreement (the “PPA”), the annual interest rate on the company’s Senior Subordinated Secured Notes due 2015 (the “Senior Subordinated Notes”) will be lowered from 18% to 12%, resulting in savings of approximately $75.9 million per year in interest payments. Additionally, upon issuance of the additional warrants, the PPA will expire according to its terms, thereby allowing the company to retain the monthly principal payments on the mortgage backed securities collateralizing its reverse repurchase agreement borrowings once the Override Agreement terminates in March 2009, after deducting payments due under those reverse repurchase agreements.

Subsequent to the completion of the Exchange Offer and Consent Solicitation, the Preferred Stock will no longer meet the continued listing criteria under the NYSE Listing Company Manual and is expected to be delisted promptly. The Company does not intend to list the Preferred Stock on any other national securities exchange.

This press release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on current expectations, estimates and projections, and are not guarantees of future performance, events or results. Actual results and developments could differ materially from those expressed in or contemplated by the forward-looking statements due to a number of factors, including but not limited to: the ongoing impact of the March 31, 2008 financing transaction;

the company’s ability to meet the ongoing conditions of the Override Agreement and successfully conclude negotiations with the parties thereto with respect to an amended and restated agreement; general economic conditions; the company’s ability to meet its interest payment obligations under its outstanding debt securities and other payment obligations, including the interest payment on its 8% Senior Notes that was due on November 17, 2008; ongoing volatility in the mortgage and mortgage-backed securities industry; the company’s ability to raise additional capital; the company’s ability to retain or sell additional assets; further downgrades on our mortgage securities portfolio, delinquency rates for loans, changes in interest rates and other risk factors discussed in the company’s SEC reports, including its most recent quarterly report on Form 10-Q, its annual report on Form 10-K/A and its current reports on Form 8-K. These forward-looking statements speak only as of the date on which they are made and, except as required by law, the company does not intend to update such statements to reflect events or circumstances arising after such date.

Thornburg Mortgage, Inc., Santa Fe

Investor Relations

505-989-1900

Media contact

Suzanne O’Leary Lopez

505-467-5166

ir@thornburgmortgage.com

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